February 14, 2006


Via EDGAR, Facsimile and Federal Express

U.S. Securities and Exchange Commission
Attn: Donald C. Hunt, Esq., Attorney Advisor
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0306
Tel: (202) 551-3647

      Re: SpatiaLight, Inc. (the "Company"), Post Effective Amendments No. 6 to Registration Statements on Form S-3 filed February 14, 2006 (File No. 333-122391, the "Financing Registration Statement") (File No. 333-122392, the "Shelf Registration Statement") (the "Post-Effective Amendments No. 6")

Ladies and Gentlemen:

We submit this letter to the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission") in response to its comments, dated February 10, 2006 (the "Comment Letter"), with respect to the Company's Post Effective Amendments, dated February 7, 2006, to the Financing Registration Statement and the Shelf Registration Statement (collectively, the "Registration Statements"). For the Staff's convenience, the responses set forth below are numbered to correspond to the comments in the Commission Letter and we have also set forth such comments for the convenience of the Staff.

POST-EFFECTIVE AMENDMENTS TO FORMS S-3 (FILE NO. 333-122391)

1. IF YOU REQUEST THAT YOUR AMENDMENT BE DECLARED EFFECTIVE BEFORE YOU ARE REQUIRED TO UPDATE YOUR FINANCIAL STATEMENTS AND RELATED INFORMATION, PLEASE ENSURE THAT YOU DISCLOSE ALL KNOWN, MATERIAL FINANCIAL RESULTS FOR THE LAST QUARTER OF 2005 AND TO DATE.

ABOUT SPATIALIGHT, PAGE 15

LG ELECTRONICS, INC., PAGE 16

The Company has inserted a new section entitled "About SpatiaLight - Recent Developments" into the prospectus in the Post-Effective Amendments No. 6 in response to this comment of the Staff.

2. WE NOTE YOUR REVISIONS IN RESPONSE TO COMMENT 4. WITH A VIEW TOWARD CLARIFIED DISCLOSURE, PLEASE TELL US HOW RELOCATION OF YOUR MANUFACTURING OPERATIONS ADDRESSES THE PROBLEMS YOU HAVE EXPERIENCED WITH "CERTAIN SPECIFIC PORTIONS OF [Y]OUR MANUFACTURING PROCESS." EXPLAIN TO US THE NATURE OF THE PROBLEMS AND HOW THEY CAN BE CURED WITH RELOCATION. ALSO TELL US HOW YOU HAVE CONFIRMED THAT THE PROBLEMS HAVE BEEN CURED.

The Company has provided enhanced disclosure in the section "About SpatiaLight - LG Electronics, Inc." with respect to the matters that are the subject of this comment of the Staff.

POST-EFFECTIVE AMENDMENTS TO FORMS S-3 (FILE NO. 333-122392)

3. PLEASE COMPLY WITH THE FOREGOING COMMENTS TO THE EXTENT THEY ARE APPLICABLE TO FORM S-3 FILE NO. 333-122392.

The Company has carefully considered each of the foregoing comments in its preparation of both of the Post-Effective Amendments No. 6.

The Company hereby acknowledges that:

      o Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      o The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hereby respectfully requests that the Post-Effective Amendments No. 6 be declared effective by the Staff. We respectfully request that the Staff contact us as soon as practicable with respect to the matters referred to herein.

The management of the Company appreciates the continuing cooperation and courtesy of the Staff with respect to these matters.

Sincerely,


/s/ Robert A. Olins
-------------------------------------------------------------
Robert A. Olins
Chief Executive Officer

cc:      Russell Mancuso, Branch Chief, SEC
         Melvin Katz, Esq., Bryan Cave LLP
         Eric Rieder, Esq., Bryan Cave LLP
         David Hakala, SpatiaLight, Inc.
         Andrew Fabian, SpatiaLight, Inc.
         Paul Ainslie, Odenberg, Ullakko, Muranishi & Co., LLP